EFT Holdings, Inc.

Suite 300

17800 Castleton Street

City of Industry, CA 91748

May 3, 2012

Jennifer Thompson

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	EFT Holdings, Inc.

Form 10-K for the year ended March 31, 2011

Filed August 23, 2011

File No. 000-53730

Dear Ms. Thompson,

On behalf of EFT Holdings, Inc. (“EFT” or the “Company”), I hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated February 22, 2012 with respect to the above-referenced Form 10-K for the year ended March 31, 2011 (the “2011 Form 10-K”).

We hereby acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Form 10-K for the year ended March 31, 2011

Selected Financial Data, page 16

1.	We note that the line item you have labeled here as “General and Administrative” agrees to the line on your income statement entitled “Total Operating Expenses,” which includes various types of operating expenses in addition to general and administrative. Similarly, we note that the line you have labeled here as “Other Income” agrees to the line on your income statement entitled “Total Other Income (Expense),” which includes various types of non-operating income and expense including a line labeled “Other Income (Expense).” Please revise the titles of the line items seen here to match those used in your statement of operations to avoid confusion for your investors.

EFT’s Response

The Company notes the Staff’s comment and confirms that the requested changes will be made to the filing.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations, page 18

2.	Please revise your discussion of results of operations to provide your investors with more insight on the causes of increases or decreases in the components of net income. Please include the following:

•	When you identify more than one reason for an increase or decrease in the components of net income, to the extent possible, please quantify the effect of each different reason.

•	When you identify intermediate causes of changes in revenues, such as an increase or decrease in sales, please provide your readers with insight into the underlying drivers of those changes.

•	Please make sure to address each line item that has a material increase or decrease. For example, your analysis of gross profit margin for the year ended March 31, 2011 does not clearly explain why cost of goods sold increased while sales decreased. We also note that you did not address the impairment of goodwill within your analysis of the year ended March 31, 2010.

EFT’s Response

The Company notes the Staff’s comment and confirms that the requested changes will be made to the filing.

Capital Resources and Liquidity, page 21

3.	Please revise your discussion of liquidity to describe your internal and external sources of liquidity and discuss any material unused sources of liquid assets. Refer to Item 303(a)(1) of Regulation S-K.

EFT’s Response

The Company notes the Staff’s comment and confirms that the requested changes will be made to the filing.

The Company’s primary source of liquidity has been its 2008 private placement, the proceeds of which have been used for various investment purposes, including the Company’s investments in Excalibur, CTX Virtual Technologies Inc. and corporate notes and securities available for sale. As disclosed in the amended filing, the Company’s only significant commitment relates to its real estate investment in Taiwan, which is expected to be funded from the Company’s existing sources of liquidity. As of March 31, 2011, these sources included $26.8 million of cash and cash equivalents. The Company has no unused lines of credit or other borrowing facilities, and believes that ongoing operations generate sufficient cash to meet liquidity requirements.

Page 2 of 28 EFT Holdings, Inc. Response Letter – May 3, 2012

4.	Please revise your discussion of your cash flows to address the changes in each major category of cash flows, including operating, investing and financing.

EFT’s Response

The Company notes the Staff’s comment and confirms that the requested changes will be made to the filing. The Company has revised the 2011 Form 10-K to add discussion of the changes in investing and financing cash flows as follows.

Investing activities:

Net cash used in investing activities for the year ended March 31, 2011 was $7,180,044, primarily attributable to the Company’s investment in CTX of $5,000,000, the purchase of $10,915,397 of available for sale securities and $470,297 of capital expenditures on construction in progress and leasehold improvements, partially offset by proceeds from corporate notes and securities available for sale of $8,705,650 and the redemption of corporate notes for $500,000.

Net cash used in investing activities for the year ended March 31, 2010 was $13,904,536, primarily attributable to the purchase of corporate notes for $4,800,184, the purchase of available for sale securities for $8,949,324 and capital expenditures of $1,353,248 on construction in progress and leasehold improvements, partially offset by $1,197,839 of loan repayments by related parties.

Net cash used in investing activities for the year ended March 31, 2009 was $18,158,923, primarily attributable to an equity investment in Excalibur of $15,985,269, loans to related parties of $1,897,000 and capital expenditures of $276,654 on equipment.

Financing activities:

The Company did not use or receive any cash from financing activities during the year ended March 31, 2011. Net cash used in financing activities for the year ended March 31, 2010 was $193,992, representing restricted cash frozen by the Taiwan Taipei district court as a result of a lawsuit filed against Excalibur for service fees and out-of-pocket expenses.

Net cash provided by financing activities for the year ended March 31, 2009 was $52,848,489, representing the proceeds from our private placement.

Future Contractual Obligations, page 23

5.	Please explain to us how you calculated the amounts shown for lease payments in your Contractual Obligations table. In this regard, the amounts shown here do not appear to agree with the future minimum lease payments shown in Note 16 to your financial statements.

EFT’s Response

The amounts shown in the Contractual Obligations table and the future minimum lease payments discussed in Note 16 are reconciled as follows.

	March 31, 2012	March 31, 2013

Executive Offices - $9,454 per month in 2012 (12 months), $9,832 per month in 2013 (11 months – lease expires February 2013)	113,448	108,152

Satellite Training Center, Hong Kong	360,000	90,000

Storage space, Hong Kong	10,800	8,100

Total Contractual Obligations	$484,248	$206,252

Page 3 of 28 EFT Holdings, Inc. Response Letter – May 3, 2012

Consolidated Financial Statements for the Fiscal Year Ended March 31, 2011

Consolidated Statements of Operations, page F-5

6.	We note that you have presented a subtotal called “Gross profit” on the face of your statements of operations. We further note that you have presented depreciation below this gross profit line item. Please explain to us why you believe it is appropriate to show this subtotal for gross profit, including how you considered the guidance in SAB Topic 11:B related to reporting a figure for income before depreciation.

EFT’s Response

The majority ($1,052,758) of the Company’s depreciation expense of $1,255,415 for the year ended March 31, 2011 was for depreciation of Excalibur’s vessel, which was damaged in August 2010. After the accident, the vessel was towed to port and has not been repaired, because management has determined to maintain the vessel’s damaged status as evidence in the Company’s litigation against the shipbuilder for selling to the Company a vessel that was not fit to transit the Taiwan Strait (for which use it was specifically marketed and purchased).

Because the vessel is not generating operating income, the depreciation of the vessel was excluded from the calculation of cost of goods sold to reflect the idle status of the vessel since August 2010. The other components of depreciation expense relate to leasehold improvements, automobiles and computer and office equipment and fixtures used by administrative departments, all of which are not part of cost of goods sold.

The Company has revised the presentation of depreciation to include the depreciation of Excalibur’s vessel in “Operating costs – Excalibur,” and include it in determining gross profit. The remaining depreciation expense, which relates to leasehold improvements, automobiles and computer and office equipment and fixtures, has been included in selling, general and administrative expenses.

Note 2 – Restatement of Prior Period Financial Statements, page F-9

7.	We note that your response to our comments states that you do not believe that amending your March 31, 2010 Form 10-K or Forms 10-Q for the periods affected by your restatements would be beneficial to investors as it would not provide any information that is not already included in this March 31, 2011 Form 10-K. Please note that we generally do not permit a single filing to substitute for the amendment of multiple Exchange Act filings. See Question 133.01 of our Compliance and Disclosure Interpretation concerning Exchange Act Rules, available on our website at http://www.sec.gov/divisions/corpfin/guidance/exchangeactrules-interps.htm. If you believe that an exception should be made for your circumstances, please provide us with your detailed analysis of each periodic filing that is impacted by these restatements, the impact that these restatements would have on each financial statement that appeared in each such periodic filing (not to be limited to the balance sheet and statement of operations), the impact that these restatements would have on the related narrative disclosures such as footnotes to the financial statements or analysis of results of operations within each such periodic filing, and the impact that these restatements would have on the previous conclusions concerning disclosure controls and procedures and internal controls over financial reporting for each such periodic filing. Based on your detailed analysis of the changes that would be required if you amended each periodic filing, either explain to us how the changes to each such filing are immaterial such that restating the prior financial statements is not necessary or explain to us in detail exactly how you believe this Form 10-K contains all of the information that would appear in an amendment to the prior filing.

Page 4 of 28 EFT Holdings, Inc. Response Letter – May 3, 2012

EFT’s Response

The restatement summarized in Note 2 of the 2011 Form 10-K (“Note 2”) relates to two areas of the Company’s financial statements: its investments in Excalibur International Marine Corporation (“Excalibur”) and Digital Development Partners, Inc. (“Digital”). The restatement does not affect the Company’s core operations of nutritional and personal care products.

The Company has reviewed its prior filings insofar as they relate to the two areas mentioned above to evaluate whether the disclosures in Note 2 adequately address all matters that would require restatement or revision if the Company were to restate and revise prior filings. Based on this review, the Company has revised the information included in Note 2 to include (in addition to restated balance sheets and statements of operations) restated cash flow statements for the years ended March 31, 2010 and 2009. For the Staff’s convenience, the Company has included this revised Note 2 as an appendix to this letter. This additional disclosure should assist the reader in determining the effect of the restatements on the Company’s cash flows. The Company has not included a restated statement of stockholders’ equity for the years ended March 31, 2010 and 2009, as it believes that the reader can readily discern the changes in the components of stockholders’ equity from the restated comparative balance sheets.

In addition to revising the information included in Note 2, the Company has made other revisions to the 2011 Form 10-K, which are intended to ensure that the disclosures therein fully discuss all material information that would be addressed in amendments to prior filings. A summary of these revisions is set forth below.

Form 10-K – Year Ended March 31, 2009

The Company’s acquisition of Digital occurred in March 2010. Therefore, the acquisition did not affect the Form 10-K for the year ended March 31, 2009, as amended by the Form 10-K/A filed on December 10, 2009 (the “2009 Form 10-K”).

Regarding the Excalibur investment, the restatement would have involved modifications to the disclosure in the following areas of the 2009 Form 10-K if that filing were to be amended.

•	Item 1 – Business.

•	Item 6 – Selected Financial Data.

•	Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations.

o	Results of Operations

o	Excalibur International Marine Corporation

•	Item 8 – Financial Statements and Supplementary Data.

o	Note 2 – Summary of Significant Accounting Policies – Segment Reporting

o	Note 5 – Note Receivables, Related Party

o	Note 7 – Property and Equipment

Page 5 of 28 EFT Holdings, Inc. Response Letter – May 3, 2012

o	Note 8 – Investment

•	Item 9A – Controls and Procedures.

The Company believes that the disclosure modifications are sufficiently addressed in the 2011 Form 10-K. The revised Note 2 in the 2011 Form 10-K includes a table showing the effect of the restatement on the “Selected Financial Data” for the years ended March 31, 2009 and 2010. This revised Note 2 also includes a narrative discussion of segment reporting and applicable information for the years ended March 31, 2009 and 2010.

The Company believes it has provided sufficient disclosure with respect to the implications of the restatement for controls and procedures for prior periods under “Item 9A – Controls and Procedures” in the 2011 Form 10-K. In that section, the Company discloses its analysis of the impact of the restatement on prior period controls and procedures for historical reports as follows:

Historical Reports

As described in Note 2 of this Report, we have restated our consolidated financial statements for the periods from the three-month period ended December 31, 2008 to the three-month period ended December 31, 2009 to reflect the consolidation of Excalibur International Marine Corporation (“Excalibur”) from the time we acquired our interest in Excalibur on October 25, 2008, rather than accounting for such investment in Excalibur under the equity method.

We disclosed the following material weakness in our internal control over financial reporting in our Annual Report for the year ended March 31, 2010:

Company did not have sufficient internal controls over its variable interest entity Excalibur International Marine Corporation as of December 31, 2009, the date used for the consolidation of Excalibur International Marine Corporation's financial statements.

Since the Company took control of Excalibur on October 25, 2008, we also should have disclosed the existence of a material weakness in our internal control over financial reporting relating to our control over Excalibur in our Annual Report for the year ended March 31, 2009. Accordingly, our management has reassessed the effectiveness of our internal control over financial reporting as of March 31, 2009 and concluded that our internal control over financial reporting was not effective as of such date.

As described in Note 2 of this Report, we have restated our consolidated financial statements for the three months and the year ended March 31, 2010 to eliminate certain pre-transaction expenses related to Digital Development Partners, Inc. (“Digital”). These expenses related to pre-transaction expenses previously recorded by Digital and the non-controlling shareholders’ portion thereof, pre-existing goodwill recorded and an offsetting net gain previously recognized relating to the transaction. The net effect of these adjustments on our net loss for the year ended March 31, 2010 was not material. However, the incorrect accounting for these pre-transaction expenses relating to our transaction with Digital indicates the existence of an additional material weakness in our internal control over financial reporting, which should have been disclosed in our Annual Report for the year ended March 31, 2009. The incorrect accounting was primarily due to an error in judgment by the accounting staff at the time the transaction was recorded. Due to the complexity of the transaction, an accounting technical specialist should have been consulted with respect to the proper accounting for the transaction, as we would deem it a “Significant Non-Recurring Transaction” (i.e., one in which an incorrect recording of the transaction could lead to a finding of a significant deficiency or a material weakness in one of our controls). To remediate this material weakness in our internal control over financial reporting, we currently use a specialist to assist us in accounting for these types of transactions. In addition, we have employed new members of the accounting staff who are more experienced in accounting for these types of transactions and whose stronger technical ability enhances our ability to recognize the need to employ consultants with specific technical expertise in connection with our evaluation of certain accounting issues from time to time. As a result, we believe that we have remediated the material weakness in our internal control over financial reporting that led to the incorrect accounting for pre-transaction expenses relating to our transaction with Digital.

Page 6 of 28 EFT Holdings, Inc. Response Letter – May 3, 2012

Our management has also re-evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2008, March 31, June 30, September 30 and December 31, 2009 and March 31, June 30, September 30 and December 31, 2010 and concluded that our disclosure controls and procedures were not effective as of such dates.

As for the other areas of the 2009 Form 10-K identified above, the Company believes that further disclosure is unnecessary. As noted, the Company recognizes two business segments: online and transportation (i.e., business related to Excalibur). The Company’s core operation, the sale of nutritional and personal care products, is encompassed in the online business segment. This segment represents substantially all of the Company’s revenue and operations. The other segment, which was intended to comprise the operations of Excalibur, has never generated significant revenue and has no ongoing operations. The Company respectfully suggests that the impact of this secondary line of business on the Company’s consolidated financial statements and disclosure has been restricted to negative changes to the Company’s consolidated balance sheets and statements of cash flows, as well as litigation disclosure. This impact has already been sufficiently disclosed in Note 2 or elsewhere in the 2011 Form 10-K, making further disclosure unnecessary.

For the reasons outlined above, the Company respectfully suggests that revisions to historical reports from 2009 are unnecessary and would be of limited value to the investor.

Form 10-K – Year Ended March 31, 2010

The restatement would have involved modifications to the disclosure in the following areas of the 2010 Form 10-K if that filing were to be amended.

•	Item 1 – Business.

•	Item 3 – Litigation.

•	Item 6 – Selected Financial Data.

•	Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations.

o	Results of Operations

o	Capital Resources and Liquidity

o	Investment

•	Item 8 – Financial Statements and Supplementary Data.

o	Note 1 – Organization

o	Note 2 – Summary of Significant Accounting Policies – Property and Equipment

o	Note 2 – Summary of Significant Accounting Policies – Segment Reporting

o	Note 4 – Fair Value Measurements

o	Note 5 – Loans to Related Parties

o	Note 7 – Property and Equipment

o	Note 8 – Investment

o	Note 10 – Acquisition

o	Note 12 – Contingent Liabilities

Page 7 of 28 EFT Holdings, Inc. Response Letter – May 3, 2012

o	Note 18 – Litigation

•	Item 9A – Controls and Procedures.

The revised Note 2 contains a table showing the effect of the restatement on the Selected Financial Data for the years ended March 31, 2009 and 2010. In addition, a narrative discussion of segment reporting and related information for the years ended March 31, 2009 and 2010, has been added to Note 2, as well as certain Fair Value Measurement information related to the Company’s investment in Excalibur (which otherwise would have been included in Note 4 to the 2010 Form 10-K). The Company believes it has provided sufficient disclosure with respect to the implications of the restatement for controls and procedures for prior periods under “Item 9A – Controls and Procedures” in the 2011 Form 10-K, which is discussed above under “Form 10-K – Year Ended March 31, 2009.”

As discussed above in the context of the 2009 Form 10-K, the Company believes that further disclosure is unnecessary. The Excalibur line of business is not integral to the Company’s core operations, and its negative impacts on the Company’s consolidated balance sheets, income statements and statements of cash flows are sufficiently disclosed in Note 2. Modification of the disclosure in the 2010 Form 10-K would not provide the reader with material information that is not already disclosed in Note 2 or elsewhere in the 2011 Form 10-K.

For the reasons outlined above, the Company respectfully suggests that revisions to historical reports from 2010 are unnecessary and would be of limited value to the investor.

Form 10-Qs – Periods Ended June 30, September 30 and December 31, 2009 and 2010

The following areas of disclosure from Part I of each of the Form 10-Qs for the 2010 and 2011 fiscal years (the “Form 10-Q Reports”) would require modification if the filings were to be amended.

•	Item 1. – Financial Statements and Supplementary Data.

o	Balance Sheet

o	Statement of Cash Flows

o	Note 1 – Organization

o	Note 2 – Summary of Significant Accounting Policies

▪	Property and equipment, depreciation expense

▪	Earnings per share

o	Note 2 – Segment Reporting

o	Note 3 – Fair Value Measurements

o	Note 8 – Investments

o	Note 10 – Contingent Liabilities

o	Note 16 – Litigation

Page 8 of 28 EFT Holdings, Inc. Response Letter – May 3, 2012

•	Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations.

o	Business Description

o	Results of Operations

•	Item 4 – Controls and Procedures.

The Company respectfully suggests that the material information that would be contained in amended Form 10-Q Reports is already sufficiently addressed by the amended 2011 Form 10-K and the Form 10-Qs for 2011 (collectively, the “Other Filings”). The Other Filings include the collective results from these interim reports as part of the audited annual consolidated financial statements for the fiscal years 2009 and 2010, as set forth in the amended 2011 Form 10-K. Furthermore, interim reports from 2009 and 2010 are of limited use to an investor in making decisions on whether or not to invest in the Company in May 2012. As such, the Company believes that the filing of amended Form 10-Q Reports is unnecessary.

8.	We note that you now have concluded that Excalibur should have been consolidated since the time the company acquired its equity interest in Excalibur. Please explain to us in more detail how you reached this conclusion. Specifically, please address how you determined that Yeuh-Chi Liu was a related party, explain how you determined which party in the related party group was more closely associated to Excalibur, identify each of your variable interests in Excalibur, and explain your consideration of the loans you have made to Excalibur in this analysis.

EFT’s Response

Ms. Yeuh-Chi Liu, a Taiwan resident, is the supplier of spray bottles used in the Company’s products, and has been one of the Company’s major vendors for several years. Prior to the Company’s investment in Excalibur, management was advised by local Taiwanese counsel that foreign persons/entities are prohibited from owning more than 50% of the interests in a domestic company in Taiwan. The Company was advised that, if Ms. Liu (a domestic Taiwan person) owned a certain ownership interest in Excalibur, such an arrangement would allow the Company to indirectly maintain a majority interest in Excalibur without violating Taiwan investment regulations. The loan was made to Ms. Liu to achieve this purpose. The loan was secured only by the interest in Excalibur that was acquired in Ms. Liu’s name.

As required by ASC 810-10-25-42, for purposes of determining whether it is the primary beneficiary of Excalibur, the Company is required to treat a variable interest in Excalibur held by a related party as its own interest. As defined in ASC 850-10-20, related parties include:

Other parties with which the entity may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests.

Furthermore, ASC 810-10-25-43 provides as follows.

25-43 For purposes of the Variable Interest Entities Subsections, the term related parties includes those parties identified in Topic 850 and certain other parties that are acting as de facto agents or de facto principals of the variable interest holder. All of the following are considered to be de facto agents of a reporting entity:

a. A party that cannot finance its operations without subordinated financial support from the reporting entity, for example, another VIE of which the reporting entity is the primary beneficiary

Page 9 of 28 EFT Holdings, Inc. Response Letter – May 3, 2012

b.       A party that received its interests as a contribution or a loan from the reporting entity

c.       An officer, employee, or member of the governing board of the reporting entity

d.       A party that has either of the following:

1.     An agreement that it cannot sell, transfer, or encumber its interests in the VIE without the prior approval of the reporting entity;

2.     A close business relationship like the relationship between a professional service provider and one of its significant clients.

The right of prior approval creates a de facto agency relationship only if that right could constrain the other party’s ability to manage the economic risks or realize the economic rewards from its interests in a VIE through the sale, transfer, or encumbrance of those interests.

Given the Company’s previously existing relationship with Ms. Liu and the circumstances in which the loan was made, the Company believes that Ms. Liu should be regarded as a related party. Prior to the investments in Excalibur, Ms. Liu had no association with, or investment in, Excalibur. Following the investments in Excalibur, Ms. Liu became a member of the board of directors of Excalibur.

Including the interest held by Ms. Liu, the Company has more than 50% of the variable equity interests in Excalibur. The Company’s loans to Excalibur, aggregating $8,206,717, are described in “Item 7. – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Capital Resources and Liquidity” of the 2011 Form 10-K (as discussed in the Company’s response to Staff Comment No. 7 above). Including the loans provided by the Company, the Company provided more than 50% of the financial support for Excalibur, and has been required to continue to provide further financial support.

In view of the above, the Company concluded that it should have consolidated Excalibur from the time the initial advances were made, and has restated its financial statements accordingly.

9.	We note that you have reversed your prior accounting for your transaction with Digital Development Partners. Please explain to us your restated accounting for this transaction in more detail. Specifically, please confirm that you accounted for this transaction as the acquisition of assets rather than a business under ASC 805-50, or if you accounted for this transaction differently, please explain in detail the basis in GAAP for your accounting. If you accounted for this transaction as the acquisition of assets, please confirm that you valued the acquired stock of Digital at 92.2% of the fair value of the net assets acquired, which we understand are solely comprised of cash. If you valued Digital’s stock on a basis other than 92.2% of the cash acquired, please explain in detail the basis in GAAP for your accounting.

EFT’s Response

The Company confirms that, as revised, the transaction with Digital has been accounted for as an acquisition of assets in accordance with ASC 805-50.

Page 10 of 28 EFT Holdings, Inc. Response Letter – May 3, 2012

When the transaction with Digital was originally recorded, the Company recorded the following entries:

Digital expenses recorded by EFT	$104,153
Goodwill	5,000
Non-controlling interest – income statement		$8,124
Non-controlling interest – balance sheet		381
Bank overdraft		117
Gain		100,531
	$109,153	$109,153

Originally, the Company incorrectly recorded (as a charge to income) $104,153 of expenses incurred by Digital in the period ended March 31, 2010, and also recorded as an asset $5,000 of goodwill that was recorded on the books of Digital at the transaction date. That goodwill related to the previous business of Digital, which business was spun off to Digital’s former shareholders prior to the transaction. Accordingly, the Company should not have recorded the goodwill as part of its accounting for the transaction. The non-controlling interest amounts originally recorded and shown above reflect the 7.8% non-controlling interest in the expenses recorded ($104,153 x 7.8% = $8,124) and in the net assets (goodwill and bank overdraft) that were originally recorded ($5,000 - $117 = $4,883 x 7.8% = $381).

To reflect the above, the Company recorded the following entries in its restated financial statements for the three-month period ended March 31, 2010:

Digital expenses recorded by EFT		$104,153
Goodwill		5,000
Non-controlling interest – income statement	$8,124
Miscellaneous expense	498
Gain	100,531
	$109,153	$109,153

In making the above entries, the Company did not adjust the non-controlling interest that was originally recorded of $381. Thus, the entries ultimately recorded by the Company were as follows:

Non-controlling interest – balance sheet		$381
Bank overdraft		117
Miscellaneous expense	$498
	$498	$498

The non-controlling interest should have been recorded as an asset of $9 ($117 x 7.8%), with a miscellaneous expense recorded of $108 (the Company’s 92.2% interest in the bank overdraft assumed). The Company believes the differences between those amounts and the revised amounts recorded are immaterial and has not made any further adjustments.

Note 3 – Summary of Significant Accounting Policies, page F-15

Segment Reporting, page F-20

10.	Please explain to us how you considered whether Excalibur represents an operating or reporting segment. In this regard, we note that in your Forms 10-Q for the quarter ended June 30, 2011 and September 30, 2011 you had provided separate segment information for online businesses and for transportation businesses. It is unclear to us why these were not presented as separate segments in your Form 10-K.
Page 11 of 28 EFT Holdings, Inc. Response Letter – May 3, 2012

EFT’s Response

Following an accident in August 2010 in which the vessel owned by Excalibur was damaged, it was expected that management would decide to discontinue Excalibur’s operations and dispose of the vessel. If Excalibur’s operations were discontinued, the segment information would not be applicable (although discontinued operation information would need to be disclosed). In August 2011, because of the continuing litigation described in the 2011 Form 10-K, management decided to keep the vessel, at least until the various lawsuits are resolved. As a result, segment information was reported, beginning with the period ended June 30, 2011. The Company has now revised the 2011 Form 10-K to provide segment information consistent with that provided in the Company’s subsequently filed Quarterly Reports on Form 10-Q.

Note 4 – Fair Value Measurements, page F-23

11.	We note that you have certain impaired assets. Please explain to us how you have complied with the requirements of ASC 820-10-50-5 to provide information regarding assets and liabilities that are measured at fair value on a nonrecurring basis in periods subsequent to initial recognition.

EFT’s Response

The Company has revised “Note 4 – Fair Value Measurements” to provide additional disclosure related to assets that are measured at fair value on a non-recurring basis. This additional disclosure addresses the fair value measurements related to the Company’s investment in Excalibur (including the related loan to Ms. Yeuh-Chi Liu discussed in response to Comment 8 above) and the measurement of the Company’s investment in CTX Virtual Technologies, Inc. (discussed in the Company’s response to Comment 14 below).

Note 8 – Loans to Related Parties and Related Party Transactions, page F-24

12.	We note that you had a loan in the amount of $1,567,000 to Yeuh-Chi Liu. We further note that the company does not expect that this loan will be repaid and thus the loan was written off as of December 31, 2010. Please explain to us if this loan was considered collateral dependent and how the fair value of the collateral was considered in your impairment analysis.

EFT’s Response

The loan is considered collateral dependent as the Company does not believe it will be able to achieve collection other than by foreclosure on the collateral. Because the collateral is a 3.97% equity interest in Excalibur, which has net liabilities, the Company does not believe that the collateral has value.

13.	We have read your response to comment 6 from our letter dated October 18, 2010. You stated that the disposition of the loan of $467,100 to Turn-Key Technology Co., Ltd. was reflected in your 2011 Form 10-K. Please tell us where this information is included in your 2011 Form 10-K as we could not locate it. Based on your response to our comment, it appears that this loan should be discussed either here or in Note 2.

Page 12 of 28 EFT Holdings, Inc. Response Letter – May 3, 2012

EFT’s Response

As indicated in the Company’s response to the Staff’s letter dated September 15, 2011, the loan to Turn-Key Technology Co., Ltd. was in fact a prepayment made to an unrelated party. When the March 31, 2010 financial statements were restated, the amount was reclassified from Loan to related party to Prepaid expenses. However, in the disclosure of the restatement in Note 2, the amounts shown As Previously Reported incorrectly reflected the reclassification of this amount (i.e., showing it as having already been reclassified). The error has been corrected so that the As Previously Reported and As Restated columns effectively disclose this reclassification, and disclosure has been added to Note 2 to discuss the reclassification.

The prepayment was made in February 2010 to a mobile phone vendor. As this was the Company’s initial entry into this market (see “Item 1. – Business – EFT-Phone” in the 2011 Form 10-K), the vendor requested an advance payment before it began manufacturing the EFT-Phone for the Company. The prepayment was settled by delivery of mobile phones in July 2010, which were valued based on their cost of $195 per unit and recorded as inventory, and a refund of the remaining amount of the prepayment of approximately $150,400.

Note 10 – Investment in CTX Virtual Technologies, page F-26

14.	Please explain to us in more detail why you believe that the fair value of the common stock you own in CTX Virtual Technologies had a fair value of $0 at March 31, 2011. Please explain to us in more detail why you did not believe that market quotations and actual trades on the Pink sheets were an indication of fair value. Also explain in more detail how you accounted for the reversal of charges relating to the stock issuance valuation that is discussed in your September 30, 2011 Form 10-Q, including explaining in more detail how you valued your investment at that time and what journal entries you made for this reversal of charges.

EFT’s Response

The Company has reviewed the disclosures made in its Quarterly Report on Form 10-Q for the three-month period ended September 30, 2011 (the “September 2011 Form 10-Q”) and believes that, based on the Staff’s comment, the wording used in that disclosure may have led the Staff to conclude that the Company reversed part of the write-down of the investment that was recorded at March 31, 2011. That is not the case, and the September 2011 Form 10-Q will be revised to clarify the information that the Company intended to convey to the reader.

As disclosed in the 2011 Form 10-K, despite repeated inquires and requests to CTX Virtual Technologies, Inc. (“CTX”) for current financial information that would have allowed the Company to assess the recoverability of the investment as of March 31, 2011, the Company was unable to obtain any information from CTX to enable it to properly assess the fair value of this investment. Accordingly, management concluded that, as of March 31, 2011, it would be prudent to conclude, in the absence of persuasive evidence to the contrary (and, in particular, in light of CTX’s refusal to provide the Company with any financial information), that the investment should be considered impaired. Therefore the Company recorded an impairment loss of $5,000,000 as of March 31, 2011.

Page 13 of 28 EFT Holdings, Inc. Response Letter – May 3, 2012

The Accounting Literature.

In assessing fair value, the accounting literature provides guidance as follows:

Definition of Fair Value

820-10-35-2  Fair value is defined in this Subtopic as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

820-10-35-3   A fair value measurement assumes that the asset or liability is exchanged in an orderly transaction between market participants to sell the asset or transfer the liability at the measurement date. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. Therefore, the objective of a fair value measurement is to determine the price that would be received to sell the asset or paid to transfer the liability at the measurement date (an exit price).

820-10-35-44 If the reporting entity holds a position in a single financial instrument (including a block) and the instrument is traded in an active market, the fair value of the position shall be measured within Level 1 as the product of the quoted price for the individual instrument and the quantity held. The quoted price shall not be adjusted because of the size of the position relative to trading volume (blockage factor). The use of a blockage factor is prohibited, even if a market’s normal daily trading volume is not sufficient to absorb the quantity held and placing orders to sell the position in a single transaction might affect the quoted price.

820-10-20 Readily Determinable Fair Value

An equity security has a readily determinable fair value if it meets any of the following conditions:

a. The fair value of an equity security is readily determinable if sales prices or bid-and-asked quotations are currently available on a securities exchange registered with the U.S. Securities and Exchange Commission (SEC) or in the over-the-counter market, provided that those prices or quotations for the over-the-counter market are publicly reported by the National Association of Securities Dealers Automated Quotations systems or by Pink Sheets LLC. Restricted stock meets that definition if the restriction terminates within one year.

820-10-20 Active Market

An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

The above guidance, taken together, suggests that the fair value of the Company’s investment in CTX should be based on (a) the quoted market price for (b) the number of shares held, with (c) no adjustment related to the size of the Company’s position.

The 2011 Form 10-K Disclosure.

In considering the fair value of the Company’s investment in CTX as of March 31, 2011, at that time (and thereafter), the Company did not believe that market quotations and actual trades on the Pink sheets were an appropriate measure of fair value given the very small size of those trades, their relative infrequency and, more particularly, the size of the Company’s position.

More specifically, the Company’s concerns were:

•	The complete lack of any available financial information related to CTX (based on CTX’s refusal to provide such information) means that any trades that have taken place were in a completely opaque environment where those making the trades in all probability have no financial information on which to properly base their investment decision.

Page 14 of 28 EFT Holdings, Inc. Response Letter – May 3, 2012

•	The Company notes that the definition of an active market is one in which “transactions … occur with sufficient frequency and volume…” At some level, the frequency and volume of transactions may become so low that it cannot be considered to be an “active” market. The Company recognizes that there may be no “bright line” test that can be applied to determine whether the market meets the test of “sufficient frequency and volume.” However, the Company believes that the market for CTX’s common stock should not be considered to be an active market.

•	The literature cited above notes that the use of a blockage factor is prohibited “even if a market’s normal daily trading volume is not sufficient to absorb the quantity held.” However, the Company is concerned that the size of its position (10,593,220 shares) is large compared with, for example, total trading volume in the three months ended March 31, 2011 of 12,032 shares. Although the literature prohibits making any adjustment for the fact that selling the position might take several days (or even weeks) based on the “market’s normal daily trading volume,” and that such sales may affect the pricing, the Company considers that, at some point, the prohibition on using a blockage factor is no longer appropriate. For the information of the Staff, the volume of trading in CTX common stock for the relevant periods is summarized as follows:

Quarter Ended	Volume	VWAP (closing price)

March 31, 2012	10,936	$1.65
December 31, 2011	13,934	$1.46
September 30, 2011	26,077	$1.35
June 30, 2011	17,708	$1.70
	68,655

March 31, 2011	12,032	$1.39
December 31, 2010	32,210	$1.70
September 30, 2010	35,914	$1.21
June 30, 2010	94,331	$1.01
	174,487

In light of the above, although the market quotations would seem, prima facie, to provide some indication of fair value, the Company concluded that those quotations should not be relied on to support the recoverability of the Company’s investment. The Company’s position is 10,593,220 shares (and an equal number of warrants). The Company does not believe that the volume of trading activity and the available market quotations support an expectation that the Company could reasonably expect to recover any significant portion of its investment in the foreseeable future. Accordingly, the Company continues to believe that the write down of its investment was prudent and appropriate in the circumstances.

The original Note Purchase Agreement provided that, if CTX common stock was not listed on either the American Stock Exchange, the OTC Bulletin Board or NASDAQ by February 28, 2011, the number of shares of common stock and warrants issuable on conversion of the note would be increased by 25%. Because this condition was not met, the number of shares and warrants issuable on conversion was increased by 25% from 8,474,576 to 10,593,220. The Company has corrected its disclosure to reflect the fact that 10,593,220 shares were received upon conversion, rather than 8,474,576.

Page 15 of 28 EFT Holdings, Inc. Response Letter – May 3, 2012

The September 2011 Form 10-Q Disclosure.

Although the Company continued to request financial information from CTX up until the filing of the 2011 Form 10-K, these requests were rebuffed. However, as disclosed in our September 2011 Form 10-Q, on September 23, 2011, CTX published on its website (http://www.ctxtechnologies.com/IR.php?id_IR=8 ) its audited financial statements for the year ended December 31, 2010 and unaudited financial statements for the six months ended June 30, 2011. CTX subsequently published unaudited financial statements for the nine months ended September 30, 2011, although those financial statements do not include any footnote disclosures. Based on that financial information, in the September 2011 Form 10-Q, the Company updated its disclosures in an effort to inform investors concerning CTX’s operations. However, based upon its review of CTX’s financial information, the Company had some concerns as to whether the CTX financial statements were appropriately prepared in accordance with U.S. GAAP and, accordingly, made certain adjustments (as discussed below) in quantifying CTX’s operating results. It appears that the language used in the September 2011 Form 10-Q disclosure led the Staff to conclude that the Company had reversed some part of the write-down of this investment. As noted earlier, that is not the case. The Company summarizes below pertinent information from its review of CTX’s published financial information.

The December 31, 2010 Financial Statements of CTX.

The December 31, 2010 financial statements of CTX include the following footnote disclosure related to the Company’s $5,000,000 convertible note.

9. Convertible Debt

The Company issued convertible debt on July 26, 2010 to EFT Biotech Holdings, Inc., a company based in California with various business interests in distribution of diverse products in China through sales membership network. The convertible debt carries 8% annual interest and anytime after January 26, 2011, CTXV may elect to convert into common stock at $0.59/share for a total of 8,474,576 new shares.

The Company adopted the provisions of FASB ASC Topic 815, “Derivatives and Hedging” (“ASC 815”) (previously EITF 07-5, “Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity’s Own Stock”), as the convertible debts agreement contained that item that the number of shares to be received upon conversion will increase if an IPO does not occur within a certain time frame, the convertible debt failed to pass the “fixed for fixed” criteria of ASC 815, the conversion feature of the convertible debt should have to be bifurcated and recorded separately until the conversion date.

Estimated by the Company using the Black-Scholes method, the fair values of the convertible debt at the issuing date and at the date of December 31, 2010 were $0.59 and $1.16, respectively. (Assumption used – expected life of 0.67 and 0.2 years, respectively, volatility of 10%, and risk free interest rate of 8%, and expected dividend yield of 0%). The Company recognized $4,830,508 expenses for the changes of fair value of convertible debt.

The Company incurred convertible debt issuance cost primarily consisting of brokerage, legal, and professional fees related to this debt in the amount of $692,807 which is amortized over the convertible period (January 26, 2011). Amortization expense incurred was $554,245 for the year ended December 31, 2010 and is classified as interest expense. The unamortized balance is off-set as convertible debt outstanding balance as of December 31, 2010.

Reflecting the amounts set out in the above footnote, the convertible note is included in the CTX December 31, 2010 balance sheet at an aggregate carrying amount of $9,691,947, as follows:

Page 16 of 28 EFT Holdings, Inc. Response Letter – May 3, 2012

Face amount	$5,000,000
Changes in fair value of convertible debt	4,830,508
9,830,508
Debt issue costs	(692,807)
Amortization	554,245
Carrying value	$9,691,946

It is not clear to the Company what is meant by “the fair values of the convertible debt at the issuing date and at the date of December 31, 2010 were $0.59 and $1.16, respectively.” The initial fair value of $0.59 appears to be the effective price per unit (8,474,576 units at $0.59 = $5,000,000). Applying the December 31, 2010 “fair value of the convertible debt” of $1.16 would result in a fair value for the units of $9,830,508 (8,474,576 x $1.16).

It does not appear that any portion of the initial proceeds was allocated to the warrants that were part of the units to be issued on conversion or that CTX has reflected any ongoing accounting for the warrants in its financial statements subsequent to conversion of the note. Any initial discount from the face amount of the note and the subsequent amortization of that discount appears to relate only to the debt issue costs (i.e., no value was initially allocated either to the embedded conversion option in the note or to the warrants).

The CTX balance sheet discloses that, at December 31, 2010, CTX had 7,970,817 common shares outstanding and a stockholders’ deficit of $2,164,419.

The June 30, 2011 Financial Statements of CTX.

The June 30, 2011 financial statements of CTX include the following footnote disclosure related to the Company’s $5,000,000 convertible note:

7. Convertible Debt

The Company issued convertible debt on July 30, 2010 to EFT Biotech Holdings, Inc., a company based in California with various business interests in distribution of diverse products in China through sales membership network.

The convertible debt carries 8% annual interest and anytime after January 26, 2011, CTXV may elect to convert into common stock at $0.59/share for a total of 8,474,576 new shares.

On April 29, 2011, The Company elected to convert the debt into equity in accordance with the agreement between the parties. As a result, the Company recognized $4,406,780 income for the changes of fair value of convertible debt for the period ending June 30, 2011.

The statement of stockholders’ equity included in the June 30, 2011 financial statements of CTX includes a line item titled “Recapitalization – issuance of new shares” and a credit to additional paid-in capital of $5,000,000. The Company assumes that this reflects the conversion of its $5,000,000 note.

In the CTX balance sheet at June 30, 2011, the number of common shares outstanding is shown as 7,976,208, an increase of 5,391 from the 7,970,817 common shares at December 31, 2010 (although the par value, $0.001 per share, is unchanged at $7,971). There are no other entries in the statement of stockholders’ equity that would indicate the reason for the increased number of shares. The disclosed number of common shares outstanding at June 30, 2011 does not include the 10,593,220 common shares issued to the Company as a result of the conversion of its note.

Page 17 of 28 EFT Holdings, Inc. Response Letter – May 3, 2012

As disclosed in the footnote above, it appears that CTX reflected a credit to income at June 30, 2011 for $4,406,780. The Company assumes that this amount is the derivative liability associated with the embedded conversion option in its note (which, at December 31, 2010, was reported as $4,830,508). The Company believes that this amount should have been credited to equity on conversion of the note. At June 30, 2011, CTX had stockholders’ equity of $7,885,202.

The Company’s Disclosure.

In a footnote in the September 2011 Form 10-Q, the Company provided summary information relating to the operating performance of CTX based on information derived from CTX’s financial statements. In providing that information, the Company adjusted CTX’s reported income for the six months ended June 30, 2011 to eliminate the derivative liability associated with the Company’s note that, the Company believes, was incorrectly credited to income by CTX on conversion of the note. It appears that the wording used to describe this led the Staff to conclude that the Company had reversed some part of the write-down of the investment in CTX as recorded at March 31, 2011. As noted earlier, that is not the case.

The operating financial information of CTX disclosed in its financial statements may be summarized as follows:

	Year Ended December 31, 2010	Six Months Ended June 30, 2011	Nine Months Ended September 30, 2011

Sales	$34,302,392	$17,200,956	32,921,733
Cost of sales	28,024,908	14,258,899	27,699,159
Gross profit	6,277,484	2,942,057	5,222,574

SG&A expenses	4,287,037	1,538,176	2,822,548

Income from operations	1,990,447	1,403,881	2,400,026

Interest expense	654,245	120,524	153,487
Change in fair value of convertible debt	4,830,508	(4,406,780)	(4,406,780)
Other expense	3,723,665	641,146	1,286,611
	9,208,418	(3,645,110)	(2,966,682)

Income (loss) before income taxes	(7,217,971)	5,048,991	5,366,708
Income taxes	(731,159)	0	0
Net income (loss)	$(6,486,812)	$5,048,991	$5,366,708

In further assessing the recoverability of the Company’s investment, the Company has reviewed the capital structure of CTX (to the extent such information is provided in the available financial statements).

Page 18 of 28 EFT Holdings, Inc. Response Letter – May 3, 2012

•	At September 30, 2011, the unaudited financial statements of CTX disclose stockholders’ equity of $8,202,289.

•	At September 30, 2011, the number of common shares outstanding continues to be disclosed as 7,976,208, not including the 10,593,220 common shares that we hold.

•	In addition to its common stock, CTX has 27,250 shares of Class AA Preferred Stock and 10,000,000 shares of Class B Preferred Stock outstanding. From disclosures in the June 30, 2011 financial statements, it appears that the Class AA Preferred Stock has a stated value of $1,000 per share (aggregate of $27,250,000), although it is not disclosed whether this is its liquidation value. The stated value of the Class B Preferred Stock is not disclosed but it “has 10 voting rights of a common stock,” which the Company assumes means that it is entitled to vote an aggregate amount equal to 100,000,000 common shares. From disclosures elsewhere in the CTX financial statements, it appears that 9,000,000 shares of the Class B Preferred Stock are held by the president and chief executive officer of CTX and, as of April 2010, that position is stated as “representing in the aggregate of 54% of CTXV outstanding common stock on a fully diluted basis and maintained 84% of the voting power attributable to CTXV outstanding securities.” It appears from the disclosures in the CTX financial statements that these classes of preferred stock are convertible to common stock. Neither the Class AA Preferred Stock nor the Class B Preferred Stock are entitled to dividends.

In light of the above, the Company will revise and correct the disclosure in the September 2011 Form 10-Q as follows:

Note 9- INVESTMENT IN CTX VIRTUAL TECHNOLOGIES

CTX Virtual Technologies, Inc. (Pink Sheets: CTXV) is a technology company that manufactures and distributes mobile telecommunication, IT data management, virtual imaging and mobile data input accessories. In July 2010, the Company lent $5,000,000 to CTX. The loan to CTX was unsecured, bore interest at 8% per year and had a term of one year to July 26, 2011. At any time during the one-year term, the Company could, at its option, convert the loan into 8,474,576 units, with each unit consisting of one share of CTX’s common stock and one warrant. Each warrant allows the Company to purchase one additional share of CTX’s common stock at a price of $1.00 at any time on or before June 23, 2015. At any time after January 26, 2011 and before July 26, 2011, CTX could, at its option, cause the loan to be converted into the same 8,474,576 units. If CTX common stock was not listed on either the American Stock Exchange, the OTC Bulletin Board or NASDAQ by February 28, 2011, the number of shares of common stock and warrants issuable on conversion of the loan would be increased by 25%.

On March 12, 2011, CTX elected to convert the full principal amount of $5,000,000 and paid the Company in full all accrued and unpaid interest owing. Because CTX common stock was not listed on either the American Stock Exchange, the OTC Bulletin Board or NASDAQ by February 28, 2011, the number of shares of common stock and warrants issued on conversion of the loan was increased by 25% to 10,593,220. The common stock of CTX is quoted on the Pink OTC market. On March 31, 2011, the closing market price of CTX common stock, as reported by NASDAQ, was $1.93. However, this company’s common stock is very thinly traded and, as reported by NASDAQ, a total of 174,487 common shares were traded during the year ended March 31, 2011 at an average price (based on reported closing prices) of $1.21. Because of the lack of a sufficiently active market, the Company does not believe that quoted market prices for CTX’s common stock are a reliable indicator of the fair value of our investment. Despite repeated inquires and requests to CTX for current financial information that would allow us to assess the recoverability of our investment, we were unable to obtain any information to enable us to assess the fair value of this investment. Accordingly, management concluded that it would be prudent to conclude, in the absence of persuasive evidence to the contrary, that the investment should be considered impaired and therefore the Company recorded an impairment loss of $5,000,000 during the quarter ended March 31, 2011.

Page 19 of 28 EFT Holdings, Inc. Response Letter – May 3, 2012

On September 30, 2011, the closing market price of CTX common stock, as reported by NASDAQ, was $2.00 per share, based on a trade of 200 shares on September 23, 2011. Prior to that trade, the closing market price of CTX common stock, as reported by NASDAQ, was $1.22 per share. This company’s common stock continues to be very thinly traded and, as reported by NASDAQ, a total of 43,785 common shares were traded during the six months ended September 30, 2011 at an average price, based on reported closing prices, of $1.49. Because of the lack of a sufficiently active market, the Company does not believe that quoted market prices for CTX’s common stock are a reliable indicator of the fair value of our investment.

On September 23, 2011, CTX released its audited annual financial results for the year ended December 31, 2010 and its unaudited results for the six-month period ended June 30, 2011. For the year ended December 31, 2010, CTX reported consolidated revenue of $34.3 million, gross profit of $6.2 million and income from operations of $2.0 million. After various non-operating expenses of $9.2 million and an income tax benefit of $0.7 million, CTX reported a net loss for the year of $6.5 million. For the six-month period ended June 30, 2011, CTX reported consolidated revenue of $17.2 million, gross profit of $2.9 million and income from operations of $1.4 million. After various non-operating expenses of $0.8 million and no income tax expense, CTX reported net income for the six-month period of $0.8 million.

The financial statements of CTX for the year ended December 31, 2010 and the six months ended June 30, 2011 state that there were 7,970,817 and 7,976,208 common shares outstanding, respectively. It is assumed that this disclosure at June 30, 2011 does not include the 10,593,220 common shares issued to us on conversion of our loan in March 2011. Although we would appear to have a majority of the common stock outstanding, CTX also has outstanding a class of preferred stock that has super-majority voting rights. As a result, we do not control CTX. In addition, CTX has outstanding a class of preferred stock that has a liquidation preference that substantially exceeds CTX’s reported net book value.

The Company may seek to recover a portion of its investment through the sale of common stock in the open market. However, because of the size of the Company’s position in relation to the market, the Company does not expect to be able to recover any significant portion of its investment in the foreseeable future.

Note 15 – Income Taxes, page F-28

15.	Please refer to your tabular presentation of income tax expense. Please explain to us in reasonable detail why you incurred a relatively large provision for prior years during the year ended March 31, 2011 but did not have a similar provision in prior periods.

EFT’s Response

The Company’s disclosure in the 2011 Form 10-K of a provision for income tax expense for prior years of $66,800 reflects California state taxes due for 2007. The Company previously amended Sub Part F income items of its 2007, 2008 and 2009 tax returns and utilized existing net operating loss carrybacks to cover the additional taxable income for federal income tax purposes. However, California tax law does not permit the use of net operating loss carrybacks, resulting in an additional tax liability for 2007. This resulted in the relatively large provision of $66,800 disclosed in the 2011 Form 10-K. The Company has added the following disclosure to Note 15 of the 2011 Form 10-K:

The provision for prior years of $66,800 reflects California state taxes due for 2007. The Company’s 2007, 2008 and 2009 tax returns were amended for Sub Part F income items. For federal income tax purposes, the Company had utilized existing net operating loss carrybacks to cover the additional taxable income. However, California does not permit the use of net operating loss carrybacks, resulting in an additional tax liability for 2007.

Page 20 of 28 EFT Holdings, Inc. Response Letter – May 3, 2012

Evaluation of Disclosure Controls and Procedures, page 26

16.	We note that you have concluded that your disclosure controls and procedures were not effective as of March 31, 2011. However, we additionally note that in previous filings you had concluded that your disclosure controls and procedures were effective despite the presence of material weaknesses in your internal control over financial reporting. Please tell us whether you intend to reconsider the conclusions in your previous filings.

EFT’s Response

The Company notes the Staff’s comment and has made relevant and informative disclosure modifications in “Item 9A – Controls and Procedures” of the 2011 Form 10-K. The Company believes further disclosure on this issue is unnecessary, as (i) the Company’s consideration of this issue is sufficiently discussed in the revised 2011 Form 10-K and (ii) additional modification of historical reports from 2009 and 2010 will not provide investors with any information upon which to base investment decisions at this time.

Management’s Report on Internal Control Over Financial Reporting, page 26

17.	We note the material weaknesses cited in your auditors’ report on internal control over financial reporting. Given the restatements discussed in Note 2 to your financial statements, please tell us how you considered whether you had any material weaknesses related to adequate accounting staff with knowledge of U.S. GAAP.

EFT’s Response

The material weaknesses noted in the auditors’ report primarily related to the Company’s information technology (IT) general computer controls. The Company acknowledges that it must devote more staffing resources to remediate those material weaknesses, and is working on remediating those material weaknesses this year. The other material weakness noted in the auditors’ report related to approval by the board of directors of the Company (the “Board”) over significant transactions. The Board plans to take action to remediate this material weakness through the enactment of corporate governance reforms.

The restatements that are documented in Note 2 to the Company’s financial statements relate to (i) its accounting for transactions that occurred and were reported prior to and as of March 31, 2010, and (ii) investments in the equity of two separate companies. The accounting for these transactions was more complex than for normal transactions. In hindsight, the Company should have consulted with outside specialists to ensure that it accounted for these investments properly. The Company has remediated this by hiring new employees who are responsible for accounting for these types of transactions (please also see the Company’s response to Staff Comment 23 below). The Company has also engaged a U.S.-based PCAOB-registered accounting firm to assist it with the accounting for more complex transactions. For the year ending March 31, 2012, the Company believes that it has remediated these material weaknesses.

18.	We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

Page 21 of 28 EFT Holdings, Inc. Response Letter – May 3, 2012

EFT’s Response

Please refer to the below responses to the Staff’s comments.

19.	In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

EFT’s Response

For the year ended March 31, 2011, the Company completed a risk-based Top Down Risk Assessment (the “Assessment”) relating to its financial statements as of that date. The Company completed the Assessment for all locations in which it has operations, risks and controls relating to financial statements. The Company used the Assessment to document key financial statement reporting risks and key processes in which those risks reside. The Company documented those key processes for all locations. Within the documentation for those processes, the Company outlined the related financial statement risks and the key business and activity controls used to mitigate those risks.

The Company believes that these documented controls were adequate to mitigate its financial statement risks. In testing those activity controls, the Company did not detect any deficiencies which, evaluated individually or in the aggregate, are significant deficiencies. As noted in the Company’s response to Comment 17 above, the controls that did not operate effectively were primarily related to IT general computer controls, which the Company was unable to adequately remediate before year-end. These controls operated entirely at the Company’s U.S. location.

20.	If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

EFT’s Response

The Company does not have a formal internal audit function. However, the Company did use independent contractors to test the operating effectiveness of key controls relating to financial reporting. These contractors documented the deficiencies noted in their testing, and for certain of those deficiencies (as noted in the Company’s response to Staff Comment No. 17 above), the Company determined them to be material weaknesses.

21.	If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

EFT’s Response

The Company maintains its books and records in accordance with U.S. GAAP.

As noted in the Company’s response to Comment 19 above, the Company completed a risk-based Top Down Risk Assessment (the “Assessment”) in which it documented financial statement reporting risks and the overall risks to internal control over financial reporting. In the Assessment, the Company also documented all of the processes relating to those risks for all locations. For those processes, the Company documented key controls, both preventive and detective controls, relating to activities and transactions within those processes.

Page 22 of 28 EFT Holdings, Inc. Response Letter – May 3, 2012

In evaluating controls, the Company first focused on and documented entity-level controls and then documented the key activity controls relating to significant accounts and disclosures and their relevant assertions. For entity-level controls, the Company documented those controls which directly mitigate a financial statement risk (primarily relating to the financial reporting and General Ledger Close processes) and those that have an indirect effect on the likelihood that a misstatement will be detected or prevented on a timely basis (including management’s integrity, ethical values, philosophy and operating style, key employees, financial reporting competencies, monitoring and information and communication controls, fraud controls and the Company’s board of directors and audit committee of the board of directors oversight controls).

Within the process-level controls, the Company documented key automated controls and key manual controls, and the frequency at which those controls operated. For the high-level rated risks, the Company used both preventative and detective controls performed by employees with the requisite level of experience to ensure those risks would be mitigated. Within the financial reporting controls, the Company’s filings were fully reviewed by executive management and the Company’s audit committee of the board of directors, along with key employees within the accounting department. The Company’s key controls within the General Ledger Close process included account reconciliations of all significant accounts, journal entry review controls, analytical review controls, financial statement preparation controls and new GAAP pronouncement review controls.

The Company also completed an IT risk assessment and documented key IT general computer controls and key application controls. As noted above, several of the IT general computer controls did not operate effectively as of March 31, 2011, and were determined to be material weaknesses.

22.	If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

EFT’s Response

As noted in the Company’s response to Comment 21 above, the Company maintains its books and records in accordance with U.S. GAAP.

23.	We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

Page 23 of 28 EFT Holdings, Inc. Response Letter – May 3, 2012

•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

•	the nature of his or her contractual or other relationship to you;

•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

•	about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

EFT’s Response

The following employees were our key employees responsible for financial reporting for the year ended March 31, 2011.

Chief Financial Officer (resigned in August 2011): The former chief financial officer (the “Former CFO”) was hired by the Company in December 2010 and was located in the Hong Kong office. The Former CFO was responsible for ensuring that all of the controls over financial reporting were both designed correctly and operating effectively. He was also responsible for all functions within the financial reporting processes. The Former CFO’s education included a BA degree in Accounting and Financial Management from the University of Sheffield, U.K., and an MBA from Sheffield Hallam University, U.K. His professional qualifications included being a Fellow Member of Certified General Accountants (Canada), a Fellow Member of Association of Chartered Certified Accountants and a Member of the Hong Kong Institute of Taxation. The Former CFO began his career as an audit accountant with Peat Marwick Mitchell & Co. in 1983. Prior to joining the Company, the Former CFO was the CFO at NetDimensions, a U.K. listed company engaged in software development with focuses on learning and knowledge management technology. The Former CFO also served in various roles including the head of finance of Oracle (HK) Limited and a tax officer at Revenue Canada. The Former CFO served on the Board of the Hong Kong branch of the Association of Certified General Accountants (CGA-HK) from 2001 to 2007 and earned his fellowship for his contribution.

Group Controller: The Company’s group controller (the “Group Controller”) was hired by the Company in March 2010 and is located in the Hong Kong office. The Group Controller is responsible for ensuring the operating effectiveness of all key controls within that location. Her primary responsibilities are within the financial reporting and General Ledger Close processes, but she oversees all of the other key processes and controls performed at that location. The Group Controller’s educational background includes a BSC degree in Applied Accounting at the Oxford Brooks University, and a Master of Professional Accounting degree from Polytechnic University. Her professional qualifications include CPA Singapore and a Fellow Member of Association of Chartered Certified Accountants. The Group Controller’s professional work experience includes over twelve years of experience in accounting and internal and external audit. Prior to joining the Company, the Group Controller was with Mazars CPA Limited as an assistant manager of Business Risk Services, where she performed internal control review for publicly listed clients and SOX 404 consulting services for U.S. listed companies in accordance with U.S. GAAP. The Group Controller also worked for other publicly listed companies and other international CPA firms, including Grant Thornton, HK (Business Risk Service) and Deloitte & Touche, Singapore (Audit and Assurance service).

Page 24 of 28 EFT Holdings, Inc. Response Letter – May 3, 2012

U.S. Controller (promoted to the position of interim chief financial and accounting officer in November 2011): The Company’s U.S. controller (the “U.S. Controller”) was hired in August 2010 and is located in the U.S. office. Prior to the U.S. Controller’s promotion to chief financial and accounting officer in November 2011, he was responsible for ensuring the operating effectiveness of all key controls within the U.S. location. Subsequent to the U.S. Controller’s promotion, he is responsible for ensuring that all of the controls over financial reporting are both designed correctly and operating effectively. The U.S. Controller is now responsible for all functions within the financial reporting process. The U.S. Controller has twenty years of experience providing financial, operational and managerial expertise for companies in both the private and public sectors. The U.S. Controller background includes experience in the banking, manufacturing, nuclear and logistics industries. He has extensive experience with SEC reporting companies and U.S. GAAP, including acting as the controller during the successful initial public offering of Heritage Federal Bank, FSB (NYSE). The U.S. Controller’s experience includes four years with Quebecor Printing (one of the world’s largest printers of bibles and textbooks) and two years with Flour City International (a U.S. publicly traded (Nasdaq) construction/manufacturing company). In 2002, he joined Studsvik, Inc. (a publicly traded nuclear service company (Stockholm Exchange) headquartered in Stockholm, Sweden) as its chief financial officer for the U.S. operations. The U.S. Controller has extensive experience with IFRS over his career while working for several international companies. In addition, throughout his career, the U.S. Controller has worked closely with the world's largest accounting firms (e.g., KPMG and PricewaterhouseCoopers), serving as the main contact with those firms. The U.S. Controller also has extensive experience with the COSO framework and SOX compliance. He received a Bachelor of Science Degree in Accounting from the University of Virginia’s College at Wise in 1990 and became a licensed Certified Public Accountant (CPA) in the same year.

Accountant: A staff accountant (“Staff Accountant No. 1”) was hired by the Company in November 2010 and is located in the Hong Kong office. She is responsible for performing many of the key controls at that location. Staff Accountant No. 1’s educational background includes a Bachelor of Commerce (Accounting) degree from The University of Auckland, New Zealand, and a Graduate certificate in Forensic Studies from Monash University, Australia. Staff Accountant No. 1’s professional qualifications include being a Member of the Hong Kong Institute of Certified Public Accountants and a Member of the Institute of Chartered Accountants in England and Wales. Her professional work experience includes over nine years of experience in accounting. Prior to joining the Company, Staff Accountant No. 1 was an audit supervisor at Andrew Ma (DFK) CPA Ltd, an international accounting network firm, where she was responsible for reviewing U.S. listed company audits, reviewing internal controls and ensuring that financial statements were prepared in accordance with U.S. GAAP and SOX 404.

Page 25 of 28 EFT Holdings, Inc. Response Letter – May 3, 2012

Accountant: A staff accountant (“Staff Accountant No. 2”) was hired by the Company in June 2010 and is located in the Hong Kong office. She is responsible for performing many of the key controls at that location. Staff Accountant No. 2’s educational background includes a Bachelor degree in Accountancy from the Polytechnic University. Her professional work experience includes working with Mazars CPA Limited as an Associate Auditor of Business Risk Services, where Staff Accountant No. 2 performed internal control reviews, SOX 404 consulting services with U.S. GAAP, and external audits with HKFRS. Staff Accountant No. 2 also worked for a publicly listed company as an Internal Auditor, mainly performing Financial and IT Audits.

24.	If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•	the name and address of the accounting firm or organization;

•	the qualifications of their employees who perform the services for your company;

•	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•	the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

EFT’s Response

During the 2011 fiscal year, the Company hired an independent public accounting firm, BDO Financial Services Limited (“BDO”),1 and an independent contractor, Cadence Assurance (“Cadence Assurance”),2 to assist the Company in performing testing on its internal controls. BDO was responsible for assisting the Company in evaluating its non-U.S. based operations’ internal controls over financial reporting, while Cadence was responsible for assisting U.S.-based operations with management’s internal assessment of IT general controls over the Company’s funds management account (“FMA”) application. During the fiscal year ended March 31, 2011, these firms provided a total of 280 hours of services in assisting the Company in evaluating its internal control over financial reporting. The total fees for such services were $26,610.36.

BDO.

BDO is a member of BDO International, the world’s fifth largest network of accounting firms. BDO has 50 directors and a staff of over 1,000 in Hong Kong SAR of the People’s Republic of China.

AA

1BDO Financial Services Limited, 25th Floor, Wing On Centre, 111 Connaught Road, Central, Hong Kong SAR of the People’s Republic of China.

2 Cadence Assurance, P.O. Box 71190, Salt Lake City, UT 84171.

Page 26 of 28 EFT Holdings, Inc. Response Letter – May 3, 2012

The Company selected BDO to perform internal control testing due to BDO’s reputation for assisting and advising companies on risk management issues. In addition, as the Company heavily relies on information technology in its daily operations, the Company selected BDO for its notable IT risk advisory team.

BDO’s engagement team was led by a risk advisory services partner (the “BDO Partner”) with over 20 years of experience, both working for large international accounting firms and in the commercial sector. The BDO Partner has managed various internal audits, corporate governance, Sarbanes-Oxley, internal control, technology risk and risk advisory engagements for clients across different industries including manufacturing, telecommunications, government, insurance and banking in Hong Kong and China. The BDO Partner’s work in the commercial sector included managing large business processes re-engineering projects and information systems implementation projects in the Asia-Pacific Region and in North America. The BDO Partner led a team of four, which included a project manager, a senior associate and an associate.

Cadence.

Cadence is an audit and compliance firm with experience in IT auditing, business processes and project management. Cadence provides financial reporting and compliance services in the areas of finance, accounting and information technology for companies in the trading industry.

Cadence was engaged in a limited role to assist in the review of the Company’s internal control over one of its system applications, which is used for the financial reporting of the Company’s primary operations. The individual from Cadence who worked with the Company has extensive experience performing internal IT security control reviews related to the Sarbanes-Oxley Act of 2002, and had previously worked at a Big 4 accounting firm.

25.	If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•	the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

EFT’s Response

For the year ended March 31, 2011, the Company used an independent contractor (the “IC”) to test the operating effectiveness of its key internal controls relating to financial reporting for its U.S. location. This contractor documented the deficiencies noted in his testing and assisted the Company in evaluating the level of those deficiencies. IC also assisted the Company by offering advice on the design of internal controls, for which management is ultimately responsible.

Page 27 of 28 EFT Holdings, Inc. Response Letter – May 3, 2012

The IC has over ten years of public accounting experience, including six years in the audit practice of Arthur Andersen in Los Angeles, and five years with a Los Angeles’ based regional accounting firm in its SOX consulting practice. In those five years as a director at the firm, the IC worked closely with both accelerated and non-accelerated filers (and their external audit firms) in their initial SOX implementation and in each year thereafter. The IC also has over ten years of experience working in both public and private companies as chief financial officer, director of accounting and controller.

For the fiscal year ended March 31, 2011, the IC performed 293 hours of service to the Company. The IC’s total fees related to the preparation of the Company’s financial statements and in connection with the evaluation of its internal control over financial reporting for the fiscal year ended March 31, 2011 were $37,550.

26.	If you identify an audit committee financial expert in your filings, please describe his or her qualifications, including the extent of his or her knowledge of U.S. GAAP and internal control over financial reporting.

EFT’s Response

Mr. Norman Ko is the Company’s designated audit committee financial expert. As described in the 2011 Form 10-K, Mr. Ko has been a partner with Smith Mandel and Associates, LLP (a public accounting firm) since 2007. In this position, Mr. Ko provides audit and assurance services to private clients in various industry groups along with SEC audit preparation and tax planning. Prior to joining Smith Mandel and Associates, LLP (“Smith Mandel”) in 1997, Mr. Ko served as vice president and controller for Citimax, Inc. from 1994 to 1997. In his position as a partner at Smith Mandel, Mr. Ko provides audit and financial and management advisory services for reporting companies. Mr. Ko is also responsible for quality control of his firm’s audit and assurance department.

Please contact me at (626) 581-3335 should you have any questions about this letter.

Thank you for your attention to our filing.

Sincerely,

EFT Holdings, Inc.

By:	/s/ William E. Sluss
William E. Sluss
Chief Financial and Accounting Officer

Page 28 of 28 EFT Holdings, Inc. Response Letter – May 3, 2012